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Israeli Oil and Gas Industry Update January Through June, 2003

June 27, 2003 - Peritzsky: Without a Second Gas Supplier, We Will Consider Price Controls. Concern Exressed Over Use of Funds for Palestinian Gas Purchased.

Infrastructures Minister Peritzsky announced in a hearing of the Knesset Economics Committee that, if a second supplier of natural as was not found, the Ministry of Infrastructures would consider possible controls on the price of natural gas to end users. He also said that until such time as long term supply of natural gas from at least two suppliers was guaranteed, Israel could not risk constructing the natural gas transportation network at an investment of $400MM. Peritzsky said that the gas reserves discovered off-shore Israel were sufficient to meet Israel's needs for 8 to 10 years only. He also noted that the chances of Egypt agreeing to supply gas to Israel were very small.

Several members of the Committee objected to purchase of Palestinian gas through BG arguing that it would not be possible to control the use of the funds to be received by the Palestinians for the gas and that they would be used to support terror. Peritzsky replied saying that if Israel didn't buy the gas, it would be sold to Europe in which case Israel would have absolutely no control over use of funds. He added that Salam Fiad, the Palestinian Minister of Finance, had given clear guarantees for complete transparency on all matters regarding the use of the funds.

June 26, 2003 - IEC Employees Suspends All Work on the Natural Gas Project

As part of their sanctions against the government's decisions on structural reforms in the electricity sector, the unions representing the IEC workers have stopped all work on the natural gas project, including the planning and laying of the off-shore pipeline and the connection of IEC's power stations to the gas pipeline. Workers have been forbidden to participate in meetings on the project with IEC management.

June 25, 2003 - Isramco Announces Drilling Contract with Atwood Oceanics

Isramco, Inc., operator of the Med Ashdod Lease, informed its partners in the Nir-2 well, that it signed an agreement with Atwood Oceanics pursuant to which Atwood would stand a drill barge to Isramco to drill the Nir-2 appraisal well. The well is scheduled to commence on Sept. 1, 2003, but no later than October 15.

June 22, 2003 - Gas Show in Hannah-1 But All Indications Are that Well Is Non-Commercial

The Yam Tethys group announced that the Hannah-1 well reached the depth of 3,582 meters. In the course of drilling gas shows were encountered in the target formation, but from preliminary analysis of the information collected and from the electric logs run, it appears that no commercially producible hydrocarbons are found in the formations drilled. The participants in consortium have decided to deepen the well to 4,700 meters. The cost of the well, including deepening, is estimated to be $15.2 million, without testing.

June 16, 2003 - IEC Suspends Work on the On-Shore Portion of the Gas Project

The Israel Electric Company (IEC) announced that it was suspending all work on planning the on-shore portions of the natural gas project. This step was taken following the decision of the lsraeli Cabinet for Economic and Social Affairs taken early in June to relieve IEC from all involvement in the on-shore portions of the project and transfer responsibility to a government company not yet established. The Economic - Social Affairs Cabinet decided that IEC would construct the off-shore portion of the project only, with the addition of a short on-shore segment from the Dor Beach to the site of the Hagit power station on the Carmel. The off-shore segment is planned to deliver gas to 25% of IEC's power plants.

The Cabinet also decided that the development of on-shore segments of the systems would await securing additional reserves of natural gas and a second supplier in addition to the Yam Tethys consortium. IEC is currently negotiating with British Gas for possible purchase of 1.5BCM (53 Bcf) a year from BG's off-shore Gaza fields.

Sources in the natural gas industry indicated that as a result of the transfer of responsibility for the on-shore portion of the project from IEC, the arrival of gas to the Haifa, Gezer, Alon Tabor and Ramat Hovev power plants would likely be delayed by months, if not years. These sources estimated that the cost of the delays will be some $50 - $60 MM for each year of delay.

June 15, 2003 - Ministry of Infrastructures Concerned about Supply of Growing Demand for Natural Gas

Yardena Plaut, responsible at the Ministry of National Infrastructures for physical planning, announced at the annual Energy Day of the Israeli Committee of the World Energy Conference, that it is not clear how the natural gas planning group will meet the greater than expected demand of industrial plants for natural gas. "There is a huge demand on the part of plants in various regions around the country, and we are not prepared from a planning point of view to bring the required natural gas to these areas," Plaut said.

June 11, 2003 - Ministry of Infrastructures Approves Construction by Hadera Paper Mills of a Gas-fired Power Plant

The American-Israeli Paper Mills in Hadera received approval in principle from the Ministry of National Infrastructures to build an independent power plant. Hadera Paper Mills will be the first private industrial company to generate electricity using natural gas. The company plans to increase its generating capacity from 6MW to 70MW at a cost of some $50MM and, in the future, the company plans to supply electricity to the industrial park that is planned for Hadera.

It is planned that the power plant will receive natural gas directly from the national transportation pipeline. The conversion from a plant generating power for the company's own needs to an independent power producer (IPP) selling electricity to third parties will be possible after the construction of the gas pipeline and the conversion of Hadera Paper's existing power plant to a plant to operate on natural gas.

Hadera Paper's plant is located less than 10 km from the Zion Oil & Gas planned Ma'anit 1 well.

June 9, 2003 - IEC Considering Horizontal Drilling Techniques to Lay Gas Pipeline in Environmentally Sensitive Area

Given the environmental sensitivity of the Dor coast where the off-shore natural gas pipeline is to land to connect to Israel Electric Company's (IEC's) power plants in Northern Israel, IEC is considering using horizontal drilling techniques. While more expensive, use of such techniques, common in the United States, will enable the connection of the off-shore gas transportation system with the on-shore system with a minimum environmental damage to one of Israel's special and most beautiful beaches. The studies are still in preliminary stages and use of the techniques has not yet been approved by the Israeli regulatory authorities.

June 4, 2003 - Israel to Establish New Government Company to Own the Natural Gas Pipeline System - Establishment of Onshore Portion of System to Await Location of Additional Sources of Supply

The Israeli Cabinet for Economic and Social Affairs, chaired by the Minister of Finance, Benjamin Nethanyahu, decided that the off-shore natural gas transportation system would be owned by a new government company to be established and to be given responsibility for the planning, construction and operation of the project. The Israel Electric Company (IEC) would be responsible on behalf of the government for construction of the off-shore portion of the pipeline and one short onshore segment from the Dor coast to the Hagit power plant on Mt. Carmel. The new company would also be responsible for the construction of additional onshore portions of the system. Under the Cabinet's decision, supervision and control of the construction and operation of the system would be in the hands of an international natural gas company which would serve as the "State's Representative" under contract with the new government company. The new company would perform its responsibilities using independent contractors. According to reports in the press, two international companies have shown interest in involvement in the project in its new form - British Gas (BG) and the Russian natural gas company Gazprom. The Cabinet also decided that the construction of the onshore portion of the transportation network would await location of sources of supply and the entry into gas purchase agreements in addition to the existing reserves of and contract with the Yam Tethys Group. This decision increases the chances of BG to enter the Israeli natural gas supply market.

June 3, 2003 - Egypt Tells Israel that It Will Not Supply Natural Gas to Israel - IEC Opens Negotiations with British Gas to Buy Palestinian Gas

Egyptian Minister of Petroleum and Energy, Sameh Fahmi, told Israeli Minister of National Infrastructure, Yossi Petritzski, at a recent meeting in London, that in the current circumstances Egypt would not be able to honor its commitment to supply natural gas to Israel. Fahmi acknowledged that Egypt had committed to supply Israel with up to 7 billion cubic meters (248.5 Bcf) of gas annually, but he said that, in the three years since the promise was made, the political and economic circumstances in the region had changed and Egypt was taking a new look at the matter. Fahmi added that Egypt was following developments relating to supply of Palestinian gas to Israel. Minister Peritzski told reporters that given the developments Israel urgently had to find a second supplier of natural gas as it would not be possible to develop the planned natural gas distribution system with only one supplier, Yam Tethys. He added that, in the circumstances, Israel had no choice other than to purchase gas from British Gas' Palestinian reserves off-shore Gaza. On instructions from Minister Peritzski, Israeli Electric Company opened negotiations with British Gas which is interested in selling to Israel 2 billion cubic meters (70.6 Bcf) of gas annually from its "Marine" field off-shore Gaza. Peritzski said that he intended to convince Prime Minister Sharon that there was no choice but to accept BG's offer.

June 1, 2003 - Progress Report issued by Givot Olam and filed with the Tel-Aviv Stock Exchange

"Following the meeting with the partnership's consultants in London, the following is an update regarding estimates in anticipation of conducting the tests on the Meged 4 well:

  The partnership will conduct the tests using formation stimulation techniques. The date of conducting the test will depend, among other matters, on the availability of the equipment necessary to conduct the tests. Conducting the tests in the said manner will likely require a longer time than required in previous tests.
  It was agreed that the partnership's consultants will prepare within a month a detailed program for conducting the tests.
  The partnership plans to reenter the Meged 4 well (estimated date - the end of June 2003) in order to perforate in preparation for the tests and to acquire information relating to initial formation pressure and pressured formation liquid.
  The estimated budget for performing the tests in two intervals in the Mohilla A and B is about $2,500,000. However, this amount is only an estimate as pricing proposals have not yet been received from suppliers. A more precise budget will be announced to the public when pricing proposals have been received. If the partnership will not have sufficient funds to conduct both tests, the partnership will test only the more prospective interval in the Mohilla A."

May 27, 2003 - Major Issues Faced by Israeli Energy Sector Considered at Seminar

Zion Oil & Gas participated in a full day seminar on Energy Policy sponsored by Ma'ariv Congresses. Among the speakers at the Seminar were the Minister and the Director General of the Ministry of National Infrastructures, the Deputy Commissioner of Petroleum Affairs, and the Managing Directors of the Israel Electric Company, the Israeli Oil Refineries Ltd., the Yam Tethys Group and British Gas (Israel). The following are among the noteworthy items discussed at the seminar:

A. Work Continues on Proposal to Amend the Petroleum Law - The Deputy Commissioner of Petroleum Affairs discussed the plans of the Ministry of National Infrastructures to amend the Petroleum Law and the fiscal regime for petroleum exploration and production activities. Of particular import, the Deputy Commissioner stated clearly that it was the Ministry's intent that the changes in the fiscal regime would effect only newly granted rights and that existing rights would be entitled to "grandfather" status. He also declared that the Ministry was interested in encouraging further oil and gas exploration activities in Israel and was aware that that was possible only if the economic terms were considered reasonable by potential investors. According to the Deputy Commissioner, Israel's approximate recoverable gas reserves from its off-shore fields were 39 BCM (1.4 Tcf), with an additional 12 BCM (424 Bcf) of probable reserves and 100 - 150 BCM (3.5 - 5.3 Tcf) of possible reserves. The Palestinian off-shore gas reserves were estimated at about 50 BCM (1.75 Tcf); while Egypt's gas reserves were some 1,000 BCM (35.3 Tcf) and Syria's some 250 BCM (8.8 Tcf).

B. Laying of Off-Shore Pipeline to Commence in Early June - Without a Second Supplier of Gas, the Natural Gas Project is Not Economic - The Director General of the Ministry of National Infrastructures announced that 14 shiploads of pipe were on their way to Israel and that the laying of the off-shore natural gas pipeline would commence in the first week of June. He reviewed the status of the natural gas project and admitted that many mistakes had been made. He noted that the government finally recognized that, in the first stages, the project would have to be built, developed and operated by a government company with the private sector integrated into the project to the extent possible. He also said that the Ministry recognized that the pipeline would not be economical unless a second supplier of gas for the Israeli market was located and that at present there were only two options: Egypt and BG's fields off-shore Gaza.

C. IEC: Without Additional Gas Supplies there Will be a Critical Shortage in 2009. Shimshon Brukman, the director of the natural gas project at the Israeli Electric Company (IEC), said that if Yam Tethys remained the only supplier of natural gas, then based on its current reserves, there would be no gas available to run IEC's gas-fueled power plants commencing in 2009. By 2009, plans called for 60% of Israel's power plants being gas-fueled by 2009. Brukman claimed that Yam Tethys' current reserves would be depleted by 2009, a situation which would result in having to shut down 60% of Israel's power generating capacity.

D. British Gas: Israel About To Lose Chance to Develop Natural Gas Industry. John Field, Managing Director of British Gas (Israel) (BG) warned that Israel was about to lose the opportunity to put itself on the world energy map. He said that BG could not wait forever for the Israeli government to decide whether to let the Israel Electric Company purchase gas from BG's gas fields off-shore Gaza and Egypt. BG has 50 BCM (1.75 Tcf) of reserves in its "Marine" field off-shore Gaza. Field said that, though selling the gas to Israel made the most commercial sense, BG had an option to sell the gas to Europe as L.N.G. using its L.N.G. plant now under construction in Alexandria. The plant, which is scheduled to go on line in 2004, will have a capacity of some 5 BCM (175 Bcf) a year with France being the intended market.

May 26, 2003 - Ministry of National Infrastructure Establishes Natural Gas Authority

The Ministry of Natural Resources is in the process of establishing a Natural Gas Authority. The Natural Gas Authority, the establishment of which is mandated by the Natural Gas Sector Law will be an independent regulatory agency charged with supervision of natural gas transportation and distribution services. In adition to the Natural Gas Authority, a Natural Gas Commission operates within the Ministry of National Infrastructures. This Commission is responsible for the planning and establishment of the natural gas distribution system currently being developed in Israel and the legal framework within which it will operate.

May 25, 2003 - Progress Report issued by Givot Olam and filed with the Tel-Aviv Stock Exchange

  Givot Olam is set to conduct this week a meeting in London with the technical advisors of the partnership to consider the testing program and fixing the method for conducting the tests. In the context of the meeting the cost of the tests considering the method chosen will be considered as well as the availability of the required equipment and, in consideration of the situation, the general partner will estimate whether the funds available to the partnership will be sufficient to conduct the tests in the manner found to be necessary to drill the well and if it will be possible to acquire, in a reasonable time period, the necessary equipment and, to the extent necessary, consider alternative means of conducting the tests.
  In the interpretation of the electric logs conducted following the deepening of the well, the initial conclusion was confirmed which conclusion, based on the mud logs, was that the oil/water contact was at a depth of approximately 4,800 meters.
  On May 21, 2003, Givot Olam reached an agreement with Lapidoth in which was fixed, among other matters, instructions for delaying work at the drill site for a maximum period of three months commencing on May 22, 2003 or until the commencement of production testing, the first to occur of which."

May 22, 2003 - Financing of Yam Tethys Project - Bank Hapoalim and Bank Leumi Provide $160MM Credit to Israeli Participants

Delek Energy Systems Ltd., Avner Oil Exploration L.P. and Delek Drilling L.P., the Israeli members of the Yam Tethys consotium signed facilities with Bank Hapoalim and Bank Leumi to provide credit facilities of $160MM to finance 53% of the cost of developing the production and transportation facilities necessary to bring the gas for the off-shore Mari field to the Ashdod coast. The budget for the project is $297MM (excluding operating and administrative costs). The facility is an interim facility at a relatively high interest rate to be replaced by long term financing in March 2005. The financing is secured by, among other things, the Delek group's interest in Yam Tethy's 11 year "take or pay" gas sales contract with the Israeli Electric Company. IEC's obligations under that contract commence in January 2004, whether or not the Israeli natural gas distribution system is in place by then. According to reports in the press, it is now estimated that the Yam Tethys production and transportation facilities to the Ashdod coast will be ready to commence operations in September 2003.

May 22, 2003 - Mid-East Pipes Ltd. to Supply Pipe to IEC for Construction of Onshore Natural Gas Pipeline

IEC announced that Mid-East Pipes Inc., a public Israeli company will manufacure the pipe to construct the onshore portion of the Israeli natural gas transportation infrastructure. In the first stage of the project, Mid-East Pipes will supply 4 km of 18 inch diameter pipe to connect the natural gas shore facility being contructed by the Yam Tethys with the Eshkol Power Station in Ashdod. Samedan, on behalf of the Yam Tethys consortium, will purchase 3 km of pipe from Mid-East. The entire onshore portion of the natural gas pipeline system will be some 500 km in length and cost several $100 million. IEC published an international tender to lay the offshore pipeline from Yam Tethys' shore facility in Ashdod to IEC's power stations in the center and north of the country. The cost of the offshore line is estimated at about $100 million.

May 21, 2003 - Northern Landfall of Offshore Pipeline Approved

The National Planning Commission approved Tantura (Dor) as the northern landfall of the offshore natural gas transportation pipeline. At Tantura, near Atlit, the offshore pipeline will connect with the onshore trunk line. From Tantura the onshore portion of the pipeline will carry the gas to inland power stations of IEC in northern Israel and to industrial plants in the Haifa bay area.

May 21, 2003 - Progress Report issued by Givot Olam and filed with the Tel-Aviv Stock Exchange

The setting of casing pipe has been completed, as has the cementing of the Meged 4 well to the total depth of 4,919 meters.

May 18, 2003 - Progress Report issued by Givot Olam and filed with the Tel-Aviv Stock Exchange

Givot Olam is pleased to announce that the activities of deepening the Meged 4 well commenced on May 9, 2003. The well was deepened to a total depth of 4,919 meters and reached the "Saharonim" formation where formation water mixed with gas was encountered. In the Mohilla formation, background gas was encountered similar to that found in the higher intervals in the well. The oil/water contact point was identified in the Saharonim formation. On May 15, 2003, electric logging was commenced. These were completed on May 16, 2003. Givot Olam will set casing to the bottom of the well. Givot Olam is currently studying and interpreting the results of the Meged 4 well and consulting with experts concerning the preferable method, procedure and form to conduct production tests. At this stage Givot Olam does not know how much time will be required to conduct the production tests or how much they will cost, though it is clear that the time required will be greater and the cost higher than originally projected. The amount of time necessary for conducting the production tests depends on the date the referenced plan is received, on the receipt of the proposal to supply the equipment necessary to conduct the tests and the availability of the equipment. The proposed method currently being considered to conduct the tests is a more expense method than that on the basis of which the cost estimate for production tests was prepared for inclusion in the budget of the well. The cost of the production tests depends, among other matters, on the method chosen, on the equipment required and on the price to be demanded for making the equipment available to perform the work. Immediately upon receipt of more exact information, an additional report will be issued."

May 18, 2003 - Drill Ship Arrives to Drill Hannah 1

The drilling barge Atwood Hunter arrived on location to commence drilling the Hannah 1 well. The Hannah 1 well is planned to a depth of 3,700 meters, at a distance of 50 km from shore in 900 meters of water. The cost of the well is estimated at between $12MM (without testing) and $15.5MM (with testing). The target formation in this well will be the Oligacene, rather than the younger, shallower Pleistocene where the offshore fields have been discovered to date.

May 15, 2003 - The Israel Electric Company (IEC) and British Gas (BG) Renew Discussions for Supply of Gaza.

It was reported in the press that IEC and BG renewed contacts for the supply to IEC of natural gas from BG's fields offshore Gaza. The contacts were renewed with the encouragement of Yossi Perizski, Israeli Minister of National Infrastructures and they are proceeding despite Prime Minister Sharon's promise to the Israeli producers of natural gas led by the Yam Tethys group that BG would not be able to supply gas to Israel until an overall political settlement was reached. In addtion to its contacts with IEC, BG is also in contact with other potential Israeli purchasers as the Ofer Brothers. BG is interested in selling in Israel between 1.5 and 2.0 billion cubic meters (53 - 70.5 Bcf) of gas annually, an amount that would justify the contruction of production facilities for the Marine field off the Gaza coast.

May 12, 2003 - Pipe - Laying Ship Arrives at Ashdod Port

The Spanish pipe laying ship, the Ingua Hispania, chartered by the Yam Tethys Group to lay the pipe connecting the Yam Tethys production platform to the shore facility to be constructed on the Ashdod coast, arrived in Ashdod Port. It is possible that Israel Electric Company will retain the services of the Ingua Hispania to lay the planned pipeline from the Ashdod shore facility to Dor coast landfall, more than 100 km to the north. The pipeline will be laid between 3 and 10 meters under the ocean floor about 10 km from the shore.

May 8, 2003 - Israeli Oil Company, Naphta - Explorations, Isramco Negev 2 and Delek Drilling Announce Participation in the "Nir 2" Offshore Well

Members of the Isramco consortium holding about 50% of the participating rights in the offshore Med Ashdod Exploration License announced that they would participate in the drilling of the "Nir 2" well. The "Nir 2" is planned to be drilled to a depth of 2,050 meters and is budgeted at approximately $10.5 million.

May 5, 2003 - Knesset Committee Approves Order Requiring Use of Low Sulpher Diesel Fuel

The Economics Committee of the Knesset approved an Order requiring the use of low sulpher diesel fuel commencing February 1, 2004. The Ministry of National Infrastructures announced that the use of low sulpher diesel fuel will substantially reduce air pollution and put Israel among the most advanced countries in the world in this field.

May 4, 2003 - Progress Report issued by Givot Olam and filed with the Tel-Aviv Stock Exchange

Givot Olam is pleased to announce that, on the basis of the results of the Meged 4 well Givot Olam conducted consultations in the United States with expert consultants. In a meeting concerning the results of the Meged 4, the experts pointed out the similarity between the Meged 4 to known commercial oil producing reservoirs in other countries and, as a result, the experts were of the opinion that it would be appropriate to implement the same special methods of conducting production tests as used by them as a matter of course and with great success in those countries. On the basis of the recommendations of the experts, Givot Olam reached the following conclusions: 1. In order to bring the Meged 4 well to maximum ability to achieve commercial production, it is recommended to conduct production tests using special techniques of stimulation. 2. It would be useful to deepen the Meged 4 well to reach a greater potential. In light of the above, Givot Olam contracted with an English company to plan parameters for production tests, their cost and the time required for their implementation. There exists the possibility that, by so doing, there will be an increase in the cost of the tests and a lengthening of the time necessary and these matters will be fixed in the professional report of the English company. It is planned to commence the deepening of the well on May 8. Together with the above, Givot Olam requests to clarify that the general partner will make its decision concerning the issue of commerciality of the Meged 4 well and its significance in the context of the "Meged" oil field only after the analysis of the results of the Meged 4 production tests."

April 22, 2003 - New Power Plants Planned to Close Reserves Shortfalls

The Ministry of National Infrastructures ("MNI") published projections of new power plants to be constructed and brought on line in Israel between 2003 and 2008. The plan projects the construction of 5 plants be independent power producers (IPPs) of various types with a total generating capacity of 2,100 mega-watts. The investment in the IPP plants (estimated at $1.5 billion) has been declared by the government to be an investment in "national projects". The MNI also approved the construction during 2003-2005 by the Israel Electric Corporation ("IEC") of new power plants at a projected cost of $3.3 billion. If both the IPP and IEC plans are met, Israel will succeed in overcoming its short-fall in its power generation reserve capacity and increase its peak reserves from 7% - 8% in 2003 to 20% in 2008.

April 21, 2003 - Israeli Minister of National Infrastructures: Egyptians Terminate National Gas Contacts

The Israeli Minister of National Infrastructures, Joseph Peritzki, announced on April 20 that over the last several months the Egyptians had severed all contacts with the Ministry of National Infrastructures concerning the Egyptian commitment to supply natural gas to Israel. The Egyptians had committed to supply Israel with up to 7 billion cubic meters (255.5 Bcf) of natural gas annually through the Israeli-Egyptian pipeline company, ECG. In the past, the Egyptians had informally told Israeli authorities that if Israel would purchase Palestinian natural gas from Gaza, it would be easier for the Egyptians to meet their commitment to sell natural gas to Israel. Prime Minister Sharon and Minister Peritzki will meet next week to discuss their dispute concerning the purchase of gas from Gaza through the international energy company, British Gas ("BG"). BG holds the concession to produce Palestinian gas and Peritzki believes that BG should be the second supplier of natural gas to Israel, as the local Israeli reserves of natural gas are not sufficient to meet Israel's needs. Prime Minister Sharon is of the opinion that until such time as a political agreement between Israel and the Palestinians is reached, the purchase of Palestinian gas is not realistic. As a political settlement may take several years, the supply of Palestinian natural gas through BG is not on the table. Sharon stated this position in a meeting in early April with senior representatives of the Yam Tethys consortium, the Israel Electric Company and Minister Peritzki which took place during a visit by the Prime Minister on the Yam Tethys production platform in the Mediterranean Sea off the coast of Ashkelon. Representatives of Merhav, the Israeli partner in EMG, stated that it has no intention of cancelling its agreement with Egypt. They emphasized that the Egyptian government has confirmed to all authorized authorities in Israel that the Egyptian undertaking to supply natural gas to Israel stands.

April 21, 2003 - Yam Tethys Will Explore for Oil and Gas 50 km Off the Coast of Ashdod

The Yam Tethys consortium is about to commence an exploratory well on its off-shore "Hannah" license 50 km off the coast of Ashdod. The well will be the furthest from the Israeli coast drilled to date. Drilling is scheduled to commence at the end of May at an estimated cost of $10 million. The well is planned to formations deeper than those in which Yam Tethys discovered natural gas in the "Mari B" and "Noa" fields. Analysis of seismic data indicates that large quantities of biogenic gas may be found on the "Hannah" license at a depth of 3,000 - 3,500 meters. A senior representative of Yam Tethys said yesterday that if the projections of the potential reserves in the Hannah license formations are confirmed, Israel will be able to do without any Egyptian or Palestinian gas as the potential reserves should be sufficient to meet the Israeli needs for decades. According to projections of the Ministry of National Infrastructures, Israel's annual natural national gas requirements will reach 5 billion cubic meters (182.5 Bcf) by 2008. At that rate, current Israeli natural gas reserves will suffice for only 8 or 9 years. Gabi Leset, Managing Director of the Delek Group, the controlling partner in the Yam Tethys consortium was quoted as saying that he believed that in the Israeli sea there is enough gas to supply Israeli natural gas needs for decades without need for foreign sources of supply. In his words, "The government should encourage investment in Israeli natural gas exploration to take advantage of the opportunity to discover additional large quantities of gas, which undoubtedly will be found, before signing supply contracts with foreign suppliers who present themselves as the saviors of the homeland.

April 15, 2003 - Israel Electric Company in Discussions with Yam Tethys to Increase Purchase of Natural Gas

It was reported in the Israeli press that the Israeli Electric Company ("IEC") was conducting discussions with Yam Tethys to increase the amount of natural gas to be purchased to more than 20 billion cubic meters (730 Bcf). Presently IEC has committed to purchase 18 billion cubic meters (657 Bcf) over an 11 year period. According to the reports, in these circumstances, the chances of conducting negotiations with British Gas ("BG") the international natural gas E&P company, or EMG, the Israeli-Egyptian pipeline partnership, for the supply of natural gas were diminishing. Industry sources claimed that IEC's and Yam Tethys' purpose in conducting negotiations was to neutralize BG's attempts to supply gas to Israel and build the gas pipeline. At meetings in London last week, BG informed Yossi Peritzki, the Israeli Minister of National Infrastructures, that it was interested in selling 2 billion cubic meters (73 Bcf) natural gas annually to Israel from its fields off-shore Gaza in the Palestinian Authority and that, in consideration, it would be willing to build the natural gas pipeline in Israel on favorable financial terms.

April 14, 2003 - Israel Electric Company Issues Request for Proposals for Off-Shore Natural Gas Pipeline

IEC recently issued a request for proposals to purchase pipe needed to build the off-shore portion of the natural gas transportation infrastructure. The pipeline will be buried between 1 and 3 meters below the seabed in 30 to 40 meters of water. The length of the pipeline will be about 100 km and run from the Ashdod to Dor coasts. It will have connections to three IEC power stations at Ashdod, TelAviv and Dor. There will also be connections to supply private power plants to be operated by the desalinization plants at Hadera and Palmahim. The value of the tender is estimated at $40 million.

March 5, 2003 - Givot Olam has third core from Meged 4.

Givot Olam issued a progress report on the Meged 4 with the Tel-Aviv Stock Exchange. They reported reaching 4,568 meters and that they intend to drill to 4,650 meters. They took a third core, again with live oil shows, and sent it to the U.S. for testing.

March 5, 2003 - Yam Tethys Group to drill Hanna #1 wildcat on the offshore Guy License

Both Avner and Delek Drilling filed reports with the Tel Aviv Stock Exchange, stating that Samedan and its partners in the Yam Tethys project all approved the Technical Committee's recommendation to drill an exploratory well in the "Guy" License. The well will be known as the "Hanna 1" and is planned to a depth of 3,700 meters in waters of 900 meters, 50 km offshore. It is estimated to cost $12-16 million and scheduled to spud in the second quarter of 2003.

February 25, 2003 - Government Committee Recommends that Israel Electric Company Operate Gas Pipeline

A senior inter-ministerial government committee overseeing the Natural Gas Project recommended that, in addition to being responsible for the construction of the first stages of the pipeline system, the Israel Electric Company (IEC) be responsible for the system's operations in its early stages until such time as the subsidiary through which IEC would construct and operate the system could be privatized. Permitting IEC to operate the gas system would require an amendment in the Natural Gas Law as well as overcoming substantial opposition from the Israeli antitrust authorities and various sectors of the Israeli energy industry, who have threatened to take the matter to court. The concern centers around expanding IEC's monopoly position in the electricity sector into the natural gas sector, IEC to be the major purchaser of natural gas. The reason for the committee's recommendation apparently was the legal and financing problems that IEC was encountering in attempting to construct the system without having the right to operate it and without any guaranty that there would be a purchaser available for the system once constructed.

February 24, 2003 - GAZPROM offers to Construct and Finance the Israeli Natural Gas Transportation System and to Supply Egyptian Gas to the System

According to reports in the press, the Russian natural gas company, Gazprom, the largest natural gas company in the world, together with its Israeli partner, the Angel Construction Company from Haifa, offered to construct and finance the Israeli natural gas transmission system on a Turn Key basis at a cost of between $350-400 million. Gazprom also offered to operate the system on an interim basis until the government choose s by tender a long-term operating company. The offer was made in the context of Gazprom's offer to sell Egyptian-source gas to Israel on a long-term basis. Gazprom would obtain the Egyptian gas through a swap mechanism whereby it would make available Russian-source gas to European purchasers of Egyptian gas, thus enabling significant cost savings to all sides of the transaction and the avoidance of certain geo-political problems that have delayed the signing of the Egyptian-Israeli gas supply agreement. The Israeli Ministry of National Infrastructures has declined to comment on the Gazprom proposal.

February 17, 2002 - Petroleum Commissioner Announces Granting of New Petroleum Rights

Jernigan, ReginaThe Petroleum Commissioner announced the granting as of January 1, 2003 of new or extended petroleum rights as follows:

  Zion Oil and Gas, Inc. - Expansion of the Ma'anit - Joseph License to cover an area of 387.7 sq. km (95,800 acres) and extension of the License term through April 30, 2005.
  Givot Olam L.P. - Issuance of Preliminary Permit 178/Galil with Priority Rights. The Permit covers 591.5 sq. km (146,162 acres) through June 30, 2004.
  Sdot Neft L.P. - Issuance of Preliminary Permit 179/Ivtah with Priority Rights. The Permit covers 93.4 sq. km (23,079 acres) through October 31, 2003.

February 12, 2003 - Yam Tethys May Purchase up to 40% in British Gas License Offshore

The Yam Tethys group is considering the possibility of purchasing from British Gas a participating interest in the Tamar-1 (Gal-B) offshore gas well currently planned to commence in the last quarter of 2003. (See reports Feb 5 and Dec 22 below.) The source of the interest to be purchased is the 40% interest in the project returned to British Gas by several Israeli members of the original consortium. (British Gas has a 25% participating interest and other Israeli entities a 35% interest in the project.) Participation in the Tamar-1 well by the Yam Tethys group might give rise to objections by the Israeli anti-trust authorities given the current effective monopoly position of the Yam Tethys group in natural gas production in Israel. British Gas refused to comment on the reports.

February 11, 2003 - Land Use Regulations Approved for Gas Pipeline

The Knesset Economics Committee approved Land Use Regulations necessary for the implementation of the Natural Gas Law and the construction of the on-shore portions of the natural gas pipeline system. The Regulations will come into effect following publication in the Official Gazette, which barring legal challenge, should enable the Yam Tethys group to commence installing the on-shore portions of its facilities in April as planned.

February 9, 2003 - Motor Vehicle LPG Purchase Tax Repealed

- Following the National Planning Commission's approval of the establishment of Liquid Petroleum Gas (LPG) filling stations (see report of January 23, 2003), the Minister of Finance signed an order relieving, through the end of 2006, purchasers of internal combustion engines fueled by LPGs from purchase tax (which had been 19.2%). The purpose of such relief is to encourage the use of environmentally friendly motor vehicles.

February 7, 2003 - Appraisal Well to be Drilled in Offshore Nir Field

According to the press reports, the consortium led by Isramco announced its plans to drill an appraisal well in the the offshore Nir field to confirm the findings of the August 2000 Nir-1 discovery well. The cost of the appraisal well is estimated at $7 - $8 million. It is estimated that the Nir field contains about 3 billion cubic meters (165Bcf) of producable gas. It is planned to deliver the gas from the Nir field to the Yam Tethys production facility at the Mari field and from there via the Yam Tethys pipe-line to the shore facility at Ashdod. As a result of the decision to drill the Nir appraisal well, a test well planned by Isramco to deeper potential oil bearing formations in the Jurassic off-shore of Nitzanim is being delayed to 2004. The members of the Isramco group include Isramco (operator), Granit-Sonol, Delek Drilling and Mid-East Energy.

February 5 - Up to 40% Interest Available in Offshore Gal-B License

British Gas is to offer 40% of the participating rights in Tamar 1 Offshore gas well on the Gal-B License to potential international participants. (See item at December 22, 2002.) British Gas, a major international exploration and production company based in the U.K., holds a 25% working interest in the Gal-B License. At a meeting of the consortium on Feb. 4, BG's current partners (all Israeli companies) committed to an additional 35% participation (reduced from the 75% preliminarily committed in December). The well is to be located 100 km off the coast of Haifa in 1,600 meters of water. According to press reports, information released by BG indicates that the structure to be tested by the Tamar 1 well has potential gas reserves of 70-100 billion cubic meters (3.8-5.4 Tcf). It is estimated that the well will cost $40 million.

January 29, 2003 - Yam Tethys Expands Two Offshore Licenses

The Yam Tethys group announced that its requests to expand two of its off-shore exploration licenses (Guy and Eli) to a total of approximately 800 square kilometers were granted. The approved work program requires that a first well be spudded on these licenses no later than Sept. 30, 2003 and a second well by April 15, 2004. At the same time, the Yam Tethys group announced that it was returning four of its off-shore licenses covering about 1,500 square kilometers. The Yam Tethys group currently holds two off-shore production leases (covering 500 square kilometers) and seven off-shore exploration licenses (covering approximately 2,700 square kilometers).

January 23, 2003 - Natural Gas Liquids to Replace Diesel Fuel

A key committee of the National Planning Board approved and recommended to the Board for its approval a plan to authorize gas stations to sell natural gas liquids (NGLs) (propane and butane) for use in motor vehicles. It is intended that the NGLs will replace diesel fuel as the fuel of choice for heavy vehicles as buses and garbage trucks with a resulting beneficial effect on the urban environment in Israel. The plan is scheduled for a first hearing before the Board in early February.

January 22, 2003 - Contract Awarded for Natural Gas Systems Planning

According to press reports, the Ministry of National Infrastructures confirmed that the tender to provide planning and consulting services for the Israeli natural gas distribution and marketing systems was awarded to an international consortium led by the major Norwegian engineering concern Kaeverner, together with the British engineering company P.B. through its Israeli branch, and a Dutch company. The $2,000,000 contract will run for a period of 5 years.

January 19, 2003 - Production Platform Completed

The Yam Thetys Group announced that installation of the production platform at the off-shore Mari-B gas field has been completed and that the crane barge has left the site.

January 15, 2003 - Yam Thetys Financing for Development

The Yam Thetys consortium announced that it was considering a $100 million 5-year redeemable debenture offering in February. The proceeds are to be used to fund the consortium's planned off-shore production facilities and the 27 km pipeline to deliver the gas from the off-shore Mari-B field to IEC's Ashdod power plant. The production and transportation facilities are budgeted for $300 million, with first delivery scheduled for June 2003. According to the press reports, total field development and production costs are estimated at about $500 million.

  2004 Updates - After July 1, 2004
  2004 Updates - January through June
  2003 Updates - July through December
  2003 Updates - January through June
  2002 Updates - July through December

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